UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

New York & Company, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

649295102

(CUSIP Number)

Mr. David L. Kanen

Kanen Wealth Management, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 8, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 649295102

1	NAME OF REPORTING PERSON

KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,273,236
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

4,273,236
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,273,236
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%
14	TYPE OF REPORTING PERSON

IA

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CUSIP No. 649295102

1	NAME OF REPORTING PERSON

DAVID KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,044,725
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,273,236
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,044,725
	10	SHARED DISPOSITIVE POWER

4,273,236
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,317,961
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 649295102

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Philotimo Fund, LP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by Kanen Wealth Management, LLC were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by Mr. Kanen were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 3,525,955 Shares beneficially owned by Kanen Wealth Management, LLC is approximately $7,621,971, including brokerage commissions. The aggregate purchase price of the 747,281 Shares beneficially owned by Philotimo Fund, LP is approximately $1,459,972, including brokerage commissions. The aggregate purchase price of the 1,044,725 Shares beneficially owned by Mr. Kanen is approximately $1,751,365, including brokerage commissions.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

The Reporting Persons would like to speak with board of directors and executive management of the Issuer regarding a meaningful increase in their stock buyback. Additionally, the Reporting Persons would like to discuss what has been up to this point in-opportunistic “capital allocation”.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 64,057,593 Shares outstanding, as of November 29, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 6, 2017.

A.	Kanen Wealth Management, LLC
(a)	As of the close of business on March 12, 2018, Kanen Wealth Management, LLC directly beneficially owned 3,525,955 Shares. Kanen Wealth Management, LLC, as the general partner of Philotimo Fund, LP, may be deemed the beneficial owner of the 747,281 Shares owned by the Philotimo Fund, LP.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,273,236
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,273,236

(c)	The transactions in the Shares by Kanen Wealth Management, LLC and on behalf of Philotimo Fund, LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
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CUSIP No. 649295102

B.	Mr. Kanen
(a)	As of the close of business on March 12, 2018, Mr. Kanen directly beneficially owned 1,044,725 Shares. Mr. Kanen, as the managing member of Kanen Wealth Management, LLC, may be deemed the beneficial owner of the (i) 3,525,955 Shares owned by Kanen Wealth Management, LLC and (ii) 747,281 Shares owned by Philotimo Fund, LP.

Percentage: Approximately 8.3%

(b)	1. Sole power to vote or direct vote: 1,044,725
2. Shared power to vote or direct vote: 4,273,236
3. Sole power to dispose or direct the disposition: 1,044,725
4. Shared power to dispose or direct the disposition: 4,273,236

(c)	The transactions in the Shares by Mr. Kanen and on behalf of each of Kanen Wealth Management, LLC and Philotimo Fund, LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Kanen Wealth Management, LLC in its role as investment manager to several customer accounts (collectively, the "Accounts") to which it furnishes investment advice, and Mr. Kanen, as the managing member of Kanen Wealth Management, LLC, may each be deemed to beneficially own shares of the Issuer's Shares held in the Accounts.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

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CUSIP No. 649295102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2018

KANEN WEALTH MANAGEMENT, LLC

By:	/s/ David Kanen
	Name:	David Kanen
	Title:	Managing Member, Kanen Wealth Management LLC

/s/ David Kanen
DAVID KANEN

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CUSIP No. 649295102

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

KANEN WEALTH MANAGEMENT, llC

Purchase of Common Stock	1,000	2.9666	01/30/2018
Purchase of Common Stock	1,500	2.9653	02/07/2018
Purchase of Common Stock	5,000	2.8604	02/20/2018
Purchase of Common Stock	29,092	2.7020	02/26/2018
Purchase of Common Stock	8,000	2.8799	03/05/2018
Purchase of Common Stock	5,879	2.8000	03/08/2018

DAvid Kanen

Purchase of Common Stock	4,000	2.9666	01/30/2018
Purchase of Common Stock	22,875	3.0498	01/31/2018
Purchase of Common Stock	2,437	3.0400	02/01/2018
Purchase of Common Stock	6,702	2.9516	02/02/2018
Purchase of Common Stock	7,710	2.9653	02/07/2018
Purchase of Common Stock	39,067	2.9283	02/08/2018
Purchase of Common Stock	25,802	2.8978	02/09/2018
Purchase of Common Stock	17,759	2.8931	02/12/2018
Purchase of Common Stock	7,241	2.7369	02/13/2018
Purchase of Common Stock	14,000	2.7500	02/27/2018
Purchase of Common Stock	3,700	2.7300	03/06/2018
Purchase of Common Stock	1,000	2.8000	03/08/2018

philotimo fund, lP

Sale of Common Stock	(3,015)	3.1506	01/18/2018